SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*
FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, address and telephone number of person
authorized to receive notices and communications)
February 11, 2010
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	15 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		15,771,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,279,932

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,500,000

WITH	10	SHARED DISPOSITIVE POWER

		27,551,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,051,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.9%[1]

14	TYPE OF REPORTING PERSON

	IN
1 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	15 Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%[2]

14	TYPE OF REPORTING PERSON

PN
2 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	15 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,194,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,780,413

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,254

WITH	10	SHARED DISPOSITIVE POWER

		19,780,413

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,974,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.7%[3]

14	TYPE OF REPORTING PERSON

	IN
3 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	15 Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,912,743

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		20,912,743

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,168,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.7%[4]

14	TYPE OF REPORTING PERSON

	IN
4 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	15 Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[5]

14	TYPE OF REPORTING PERSON

OO
5 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	15 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,355,873

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

15,355,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,355,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.6%[6]

14	TYPE OF REPORTING PERSON

OO
6 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	15 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%[7]

14	TYPE OF REPORTING PERSON

CO
7 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	15 Pages
     This Amendment No. 11 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 10 filed with the SEC on February 10, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 11. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
     Items 3, 4 , 5, 6 and 7 are hereby amended to the extent hereinafter expressly set forth.
ITEM 3. Source and Amount of Funds or Other Consideration.
          Item 3 of the Statement is hereby amended to add the following information:
     On February 11, 2010, each of Laura Baudo Sillerman, the spouse of Sillerman, Kanavos and his spouse, Dayssi Olarte de Kanavos and TTERB purchased from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Private Placement”), 99 units (the “Units”) at an aggregate purchase price of $99,000 or $1,000 per Unit. Each Unit consists of (x) one share of newly created and issued Series A Convertible Preferred Stock, $0.01 par value per share (the “Series A Convertible Preferred Shares”), and (y) one warrant to purchase 10,989 shares of Common Stock at an exercise price of $0.273 per share (the “Private Placement Warrants”). Sillerman’s spouse used personal funds of $33,000, Kanavos and his spouse used personal funds of $33,000 and TTERB used working capital of $33,000 to fund the purchase of their Units.
ITEM 4. Purpose of the Transaction.
          Item 4 of the Statement is hereby amended to add the following information:
     Sillerman’s spouse, Kanavos and his spouse and TTERB purchased their Units from the Issuer in the Private Placement for investment purposes and to provide the Issuer with working capital.

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	15 Pages
     On February 12, 2010, the New Lock Up Agreement terminated automatically in accordance with its terms and is of no force and effect.
     The New Lock Up Agreement terminated and is of no force and effect because the parties thereto failed to agree by February 12, 2010 upon the definitive forms of the key transaction documents required to implement the plan of reorganization for the Las Vegas subsidiary’s contemplated prepackaged chapter 11 bankruptcy case. Because the termination of the New Lock Up Agreement was not due to the fault of any party thereto (a “non-fault based termination”), all of the parties thereto were released from their obligations thereunder without any liability to the other parties.
     As a result of such non-fault based termination of the New Lock Up Agreement, the Standstill Agreement terminated and is of no force and effect.
     The purpose of the Standstill Agreement (which had been entered into simultaneously with the New Lock Up Agreement) was to defer and stay activity required under the Existing Lock Up Agreement.
     As described below, the Existing Lock Up Agreement will be reinstated because of such non-fault based termination of the New Lock Up Agreement.
     The Existing Lock Up Agreement contemplates an orderly liquidation of the Issuer’s remaining Las Vegas subsidiary pursuant to a prepackaged chapter 11 bankruptcy proceeding. In the prepackaged chapter 11 bankruptcy proceeding, the Las Vegas property will be sold for the benefit of the Las Vegas subsidiary’s (and it predecessor entities’) creditors either pursuant to an auction sale for at least $256 million, or if the auction sale is not completed, pursuant to a prearranged sale to LIRA Property Owner, LLC, a corporate affiliate of the Equity Sponsors (“LIRA”), under the terms of the bankruptcy proceeding’s plan of liquidation.
     Reference is made to Amendment No. 5 for a summary description of the potential prearranged sale to LIRA and the other transactions contemplated by the Existing Lock Up Agreement.
     Under the Standstill Agreement, as a result of its termination by reason of such non-fault based termination of the New Lock Up Agreement, the parties thereto, as also being parties to the Existing Lock Up Agreement, are required to take the following actions in order to proceed with implementation of the transactions contemplated by the Existing Lock Up Agreement:
•	to reinstate on or before February 27, 2010 that certain escrow agreement delivered pursuant to the Existing Lockup Agreement under substantially the same terms and conditions thereof;

•	to amend the Existing Lock Up Agreement to specify the recalculated outside date on which the plan of liquidation can be confirmed (currently May 18, 2010, which under the terms of the Standstill Agreement is to be extended by the number of days from December 4, 2009 (with December 5, 2009 being the first day) through and including the date of reinstatement of such escrow agreement);

•	to agree upon new “target dates” under the Existing Lock Up Agreement for the taking of specified actions necessary to initiate the prepackaged chapter 11 filing; and

•	update, if necessary, the form of orders or documents previously agreed to pursuant to the Existing Lockup Agreement and related documents for ministerial changes to reflect the passage of time and changing circumstances caused by the delay in filing of the prepackaged chapter 11 bankruptcy case under the Existing Lock-Up Agreement.
     The First Lien Lenders have agreed to delay the pending trustee’s sale of the Las Vegas property to March 24, 2010.

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	15 Pages
     The foregoing description of the Existing Lock Up Agreement and the Standstill Agreement is not complete and is qualified in its entirety by reference to the full text of the Existing Lock Up Agreement, a copy of which is listed as and incorporated by reference with Amendment No. 5 as Exhibit 16, and the full text of the Standstill Agreement, a copy of which is listed as and incorporated by reference with Amendment No. 7 as Exhibit 19.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Statement:
     Sillerman beneficially owns (i) directly 15,771,972 shares of Common Stock (consisting of: (A) 13,271,972 shares of Common Stock owned by Sillerman; (B) 2,400,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $20.00 per share; and (C) 100,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $5.00 per share) and (ii) indirectly 14,279,932 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; (B) 4,423,264 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (C) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per shares; (E) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2184 per share8; (F) 362,637 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by Sillerman’s spouse that are presently exercisable at $0.273 per share; and (F) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 41.9% of the 71,586,016 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 6,182,140 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants.
     Kanavos beneficially owns (i) directly 15,567,056 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 9,547,802 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (E) 300,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $20.00 per share; (F) 40,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $5.00 per share; (G) 390,626 shares of

[8]	The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid dividends) divided by the conversion price. Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) February 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price. If at any time the closing price of the shares of Common Stock is at least $1.82 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No.	302709-100	SCHEDULE 13D	Page	12	of	15 Pages
Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.08 per share; (H) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2184 per share9; (I) 362,637 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by Kanavos and his spouse that are presently exercisable at $0.273 per share; and (J) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share) and (ii) indirectly 5,407,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 29.7% of the 70,568,876 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 5,165,000 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants. Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.
     Torino beneficially owns (i) directly 256,238 shares of Common Stock (consisting of: (A) 176,238 shares of Common Stock owned of record by Torino; and (B) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Torino that are presently exercisable at $20.00 per share) and (ii) indirectly 20,912,743 shares of Common Stock (consisting of: (A) 5,556,870 shares of Common Stock owned of record by ONIROT; (B) 4,123,264 shares of Common Stock owned of record by TTERB; (C) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (D) 390,626 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.08 per share; (E) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by TTERB, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (F) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2184 per share10; (G) 362,637 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by TTERB that are presently exercisable at $0.273 per share; and (H) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 29.7% of the 71,308,874 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 5,904,998 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants.
     Atlas beneficially owns 5,407,611 shares of Common Stock, which represents approximately 8.3% of the 65,403,876 shares of Common Stock outstanding as of the date of this Statement. Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.
     (b) As of the date of this Statement:
     Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman (i) possesses sole voting power and sole dispositive power over 15,771,972 and 2,500,000 shares of Common Stock, respectively, and (ii) possesses shared voting power and dispositive power over 14,279,932 and 27,551,904 shares of Common Stock, respectively.

[9]	See Note 8.

[10]	See Note 8.

CUSIP No.	302709-100	SCHEDULE 13D	Page	13	of	15 Pages
     Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,194,254 shares of Common Stock and possesses shared voting power and dispositive power over 19,780,413 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 256,238 shares of Common Stock and possesses shared voting power and dispositive power over 20,912,743 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,407,611 shares of Common Stock.
     (c) Except for the purchases of the Units described herein and Sillerman’s pledge of 13,783,250 shares of Common Stock on February 12, 2010 to secure a loan with Deutsche Bank Trust Company Americas as described in Item 6 below, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 10 on February 10, 2010.
     (d) Deutsche Bank Trust Company Americas has the right to receive or the power to direct the receipt of the proceeds from the sale of 13,783,250 shares of Common Stock beneficially owned by Sillerman by virtue of the pledge of such shares to it as described in Item 6 below.
     (e) Inapplicable.

CUSIP No.	302709-100	SCHEDULE 13D	Page	14	of	15 Pages
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended to add the following information:
     On February 11, 2010, each of Sillerman’s spouse, Kanavos and his spouse and TTERB and the Issuer entered into subscription agreements, pursuant to which Sillerman’s spouse, Kanavos and his spouse and TTERB purchased an aggregate of 99 Units from the Issuer in the Private Placement. The Units were purchased for aggregate consideration of $99,000. Under the terms of the Private Placement Warrants, the holders are entitled to purchase Common Stock at an exercise price of $0.273 per share, subject to anti-dilution protection from stock splits and similar events during the terms of the Warrants. The Private Placement Warrants have five-year terms and are immediately exercisable. The foregoing description of the Private Placement Warrants is qualified in its entirety by reference to the text of the Private Placement Warrants, the form of which is listed as and incorporated by reference herewith as Exhibit 22 and is incorporated herein by reference.
     13,783,250 of the shares of Common Stock beneficially owned by Sillerman have been pledged to Deutsche Bank Trust Company Americas, together with certain other collateral, to secure a $50 million personal loan to Sillerman. The loan matures on August 15, 2011; provided however that, $4 million of the loan becomes payable on each of October 1, 2010, January 1, 2011, April 1, 2011, and July 1, 2011. Events of default under the loan include, without limitation, the closing trading price of the common stock of CKX, Inc. falling below $4.00 on any day while the loan is outstanding.
ITEM 7. Material to be Filed as Exhibits.
     Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit
Number	Description

22	Form of Private Placement Warrant (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated February 11, 2010 and filed with the SEC on February 18, 2010)
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	/s/ Robert F.X. Sillerman

Robert F.X. Sillerman

Dated: February 18, 2010	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman

By: Robert F.X. Sillerman, as President of Sillerman
Capital Holdings, Inc.
Its: General Partner

CUSIP No.	302709-100	SCHEDULE 13D	Page	15	of	15 Pages

Dated: February 18, 2010	/s/ Paul C. Kanavos

Paul C. Kanavos

Dated: February 18, 2010	/s/ Brett Torino

Brett Torino

Dated: February 18, 2010	ONIROT Living Trust dated 06/20/2000

/s/ Brett Torino

By: Brett Torino, as Trustee

Dated: February 18, 2010	TTERB Living Trust

/s/ Brett Torino

By: Brett Torino, as Trustee

Dated: February 18, 2010	Atlas Real Estate Funds, Inc.

	By:	/s/ Paul Kanavos

	Name:	Paul Kanavos
	Title:	President
NY 240088601